Exhibit (a)(1)(xi)

Date: [            ]

Subject: Stock Option Exchange Communications

Please use the communication guidelines below when responding to employees questions and comments related to the Stock Option Exchange. Failure to do so could result in VeriFone having to take a series of complicated (and expensive) corrective actions. I am asking for your strict adherence to the requirements below:

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Do not respond to employee questions via email or by leaving a voicemail. The U.S. Securities and Exchange Commission (SEC) rules require us to file all written and recorded communications made on behalf of VeriFone about the exchange program with the SEC. SEC filings are expensive. If incorrect information is given to employees or consultant (or some employees or consultants are given additional information that no one else has), we will have to take a series of complicated (and expensive) corrective steps.

•	If you forget and leave a voicemail or send an email, please immediately contact Suzanne Tom or Albert Liu within the Legal department.

•	Do not give any advice about whether or not someone should participate in the program.

•	Answer questions only by referring people to the Offer to Exchange and the other offer materials available on the Exchange website.

•	If someone asks a question that is not covered by the materials we have provided, please refer them to the Equity team care of i_equityteam@verifone.com and US (408) 232.7877.

If you have any questions, please contact Dawn LaPlante within the HR team or Albert Liu within the Legal team.

Dawn and Albert